BRIGHTVIEW HOLDINGS, INC.
980 Jolly Road
Blue Bell, Pennsylvania 19422

May 31, 2022

VIA EDGAR

Re:	BrightView Holdings, Inc.
Registration Statement on Form S-3
File No. 333-265174

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abby Adams

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BrightView Holdings, Inc. hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Washington, D.C. time, on June 2, 2022, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by telephone call to Joseph H. Kaufman (212-455-2948) or Brian E. Rosenzweig (713-821-5674) of Simpson Thacher & Bartlett LLP.

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Very truly yours,

BRIGHTVIEW HOLDINGS, INC.

By:	/s/ Jonathan M. Gottsegen
	Name:	Jonathan M. Gottsegen
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary